Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated: April 18, 2005

EPCOS AG

(Translation of registrant’s name into English)

St.-Martin Strasse 53

D-81669 München

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K contains:

-  Preannouncement for Q2 2005 results

EPCOS AG: Loss in Q2 2005

According to preliminary numbers, sales in the second quarter of fiscal 2005 (January 1 to March 31, 2005) rose by some 3% quarter on quarter from EUR 289 million to about EUR 297 million (versus EUR 340 million in Q2 2004).

Despite this increase in sales, earnings before interest and tax (EBIT) deteriorated in Q2 2005. Major reasons for this were unscheduled expenses of about EUR 5 million for the final closure of the ferrites plant in Bordeaux and intensified price erosion. The latter was caused by a shortfall in demand and the weak US dollar. Earnings were also burdened by the cost of ramping up production of new products, such as piezo actuators, modules and tantalum polymer capacitors.

The preliminary EBIT of about minus EUR 27 million for the second quarter also reflects impairment of goodwill amounting to about EUR 12 million in the Ferrites Division. Deferred tax assets resulting from loss carryforwards from recent years in particular are likewise being adjusted in view of required valuation allowances. This is expected to result in a charge of about EUR 25 million against earnings after tax.

EPCOS assumes that sales in the second half of fiscal 2005 will be higher than in the first half, not least due to the growing impact of new products on sales. From today’s perspective, a loss cannot be ruled out for the fiscal year as a whole.

Final figures for Q2 2005 will be published on May 4, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPCOS AG

Dated: April 18, 2005	By:	/s/ Peter Knoll
	Name:	Mr. Peter Knoll
	Title:	General Counsel EPCOS AG